                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549


                                 SCHEDULE 13G
            Information Statement Pursuant to Rules 13d-1 and 13d-2



                          Outboard Marine Corporation
        ---------------------------------------------------------------
                                (Name of Issuer)



                         Common Stock, $.15 par value
        ---------------------------------------------------------------
                        (Title of Class of Securities)



                                   690020102
                    --------------------------------------
                                (CUSIP Number)



     Check the following box if a fee is being paid with this statement   X
                                                                        -----.
     (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1: and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)



                         (Continued on following pages)

                               Page 1 of 9 Pages

---------
CUSIP NO.
690020102
---------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or  I.R.S. Identification No. of  Above Person

     Goldman, Sachs & Co.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a)
                                                        -----
                                                    (b)
                                                        -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of  Organization

                  New York
--------------------------------------------------------------------------------
Number of       5  Sole Voting Power
Shares
Beneficially          0
Owned By        ----------------------------------------------------------------
Each            6  Shared Voting Power
Reporting
Person With           1,250,981
                ----------------------------------------------------------------
                7  Sole Dispositive Power

                      0
                ----------------------------------------------------------------
                8  Shared Dispositive Power

                      1,448,281
                ----------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,448,281
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

________________________________________________________________________________
11.  Percent of Class Representing by Amount in Row (9)

       7.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

       BD-PN-IA
--------------------------------------------------------------------------------

                               Page 2 of 9 Pages

---------
CUSIP NO.
690020102
---------
--------------------------------------------------------------------------------
1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person

     The Goldman Sachs Group, L.P.
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of a Group

                                                    (a)
                                                        -----
                                                    (b)
                                                        -----
--------------------------------------------------------------------------------
3.   SEC Use Only

--------------------------------------------------------------------------------
4.   Citizenship or place of Organization

         Delaware
--------------------------------------------------------------------------------
Number of       5  Sole Voting Power
Shares
Beneficially          0
Owned By        ----------------------------------------------------------------
Each            6  Shared Voting Power
Reporting
Person With           1,250,981
                ----------------------------------------------------------------
                7  Sole Dispositive Power

                      0
                ----------------------------------------------------------------
                8  Shared Dispositive Power

                      1,448,281
                ----------------------------------------------------------------
9.   Aggregate Amount Beneficially Owned by Each Reporting Person

       1,448,281
--------------------------------------------------------------------------------
10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

--------------------------------------------------------------------------------
11.  Percent of Class Representing by Amount in Row (9)

       7.2%
--------------------------------------------------------------------------------
12.  Type of Reporting Person

       HC-PN
--------------------------------------------------------------------------------

                               Page 3 of 9 Pages

       Item 1(a).      Name of Issuer:
                       Outboard Marine Corporation

       Item 1(b).      Address of Issuer's Principal Executive Offices:
                       100 Sea Horse Drive
                       Waukegan, IL  60085

       Item 2(a).      Name of Person Filing:
                       The Goldman Sachs Group, L.P. and  Goldman, Sachs & Co.

       Item 2(b).      Address of Principal Business Office, or, if None,
                       Residence:
                       85 Broad Street
                       New York, NY   10004

       Item 2(c).      Citizenship:
                       The Goldman Sachs Group, L.P. - Delaware
                       Goldman, Sachs & Co. - New York

       Item 2(d).      Title and Class of Securities:
                       Common Stock, $.15 par value

       Item 2(e).      CUSIP Number:
                       690020102

       Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b). check whether the person filing is a:

                 (a).X Broker or dealer registered under Section 15 of the Act,
                              Goldman, Sachs & Co.

                 (b).  Bank as defined in Section 3(a)(6) of the Act,

                 (c). Insurance Company as defined in Section 3(a)(19) of the Act,

                 (d). Investment Company registered under Section 8 of the Investment Company Act,

                 (e).X Investment Adviser registered under Section 203 of the
                       Investment Advisers Act of 1940,
                              Goldman, Sachs & Co.

                 (f). Employee Benefit Plan, Pension Fund which is subject to the provisions of the Employee Retirement Income Security Act of 1974 or Endowment Fund; see 13d-1(b)(1)(ii)(F),

                               Page 4 of 9 Pages

                (g).X Parent Holding Company, in accordance with Rule 13d-1(b)(ii)(G); see Item 7,
                                The Goldman Sachs Group, L.P.

                (h).   Group, in accordance with Rule 13d-1(b)(ii)(H).


       Item 4.   Ownership.

                (a).   Amount beneficially owned:
                       See the responses(s) to Item 9 on the attached cover page(s).

                (b).   Percent of class:
                       See the response(s) to Item 11 on the attached cover page(s).

                (c).   Number of shares as to which such person has:

                       (i)    Sole power to vote or to direct the vote:
                                    See the response(s) to Item 5 on the
                                    attached cover page(s).

                       (ii)   Shared power to vote or direct the vote:
                                    See the response(s) to Item 6 on the
                                    attached cover page(s).

                       (iii) Sole power to dispose or to direct the disposition of:
                                    See the response(s) to Item 7 on the
                                    attached cover page(s).

                       (iv) Shared power to dispose or to direct the disposition of:
                                    See the response(s) to Item 8 on
                                    the attached cover page(s).

       Item 5.         Ownership of Five Percent or Less of a Class.
                             Not Applicable

       Item 6.         Ownership of More than Five Percent on Behalf of Another
                       Person.
                             Not Applicable

       Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.
                             See Exhibit(99.2)

       Item 8.         Identification and Classification of Members of the
                       Group.
                             Not Applicable
       Item 9.         Notice of Dissolution of Group.
                             Not Applicable

                               Page 5 of 9 Pages

       Item 10.        Certification.

                       By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.



                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 14, 1996


                                    THE GOLDMAN SACHS GROUP, L.P.


                                    By: /s/ David B. Ford
                                       -----------------------------------------
                                    Name: David B. Ford
                                    Title: General Partner



                                    GOLDMAN, SACHS & CO.


                                    By: /s/ David B. Ford
                                       -----------------------------------------
                                    Name: David B. Ford
                                    Title: General Partner

                               Page 6 of 9 Pages

                               INDEX TO EXHIBITS



Exhibit No.    Exhibit
-----------    -------

  99.1 Joint Filing Agreement, dated February 14, 1996, between The Goldman Sachs Group, L.P., and Goldman, Sachs & Co.

  99.2         Item 7 Information

                               Page 7 of 9 Pages